Exhibit 12.1 YUM! Brands, Inc. Ratio of Earnings to Fixed Charges Years Ended 2014 - 2010 (In millions except ratio amounts)

	52 Weeks			53 Weeks	52 Weeks
	2014	2013	2012	2011	2010

Earnings:

Pretax income from continuing operations before cumulative effect of accounting changes	$1,427	$1,551	$2,145	$1,659	$1,594

50% or less owned Affiliates' interests, net	(2)	17	(6)	(8)	(7)

Interest Expense	159	279	181	203	212

Interest portion of net rent expense	219	359	341	314	298

Earnings available for fixed charges	$1,803	$2,206	$2,661	$2,168	$2,097

Fixed Charges:

Interest Expense	$161	$281	$182	$204	$213
Interest portion of net rent expense	219	359	341	314	298

Total fixed charges	$380	$640	$523	$518	$511

Ratio of earnings to fixed charges	4.74	3.45	5.09	4.19	4.10